

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 15, 2008

<u>Via U.S. Mail</u>

Flora R. Perez, Esq.
Ryder Funding II LP
11690 NW 105 Street
Miami, FL 33178

> **Re: Ryder Funding II LP**
> **Registration Statement on Form S-3**
> **Filed June 18, 2008**
> **File No. 333-151759**

Dear Ms. Perez:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Please also confirm that all finalized agreements will be filed no later than four business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown**.**

5. We note that a previously filed administration agreement is incorporated by reference as Exhibit 10.3. When available, please provide us with a copy of an updated administration agreement marked to show changes from the prior administration agreement, including any changes made to comply with Regulation AB.

6. Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings.

Prospectus Supplement

Reading this Prospectus Supplement and the Accompanying Prospectus

7. We note your disclosure that if the information is different between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly. Also make corresponding changes to your base prospectus.

Summary
Prefunding Period and Revolving Period

8. We note your disclosure that the additional leases and leased vehicles that may be added to the asset pool during the prefunding or revolving period must satisfy certain requirements as described in this prospectus supplement. We were unable to find such a discussion in the prospectus supplement. Please advise. Alternatively, please provide a discussion of the acquisition or underwriting criteria for the assets that may be added to the pool during the prefunding or revolving period and include a description of any differences from the criteria used to select the initial asset pool. Refer to Item 1111(g)(7) of Regulation AB.

The Leases
General

9. We could not locate disclosure indicating whether the pool assets are open-end or closed-end leases. If the pool includes both, please provide corresponding percentages. Please revise. Refer to Item 1111(d)(2)(iv) of Regulation AB.

10. We note that leases may be 31-60 days past due. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Instruction B.5 of Form S-3.

Characteristics of the Leases

11. Please confirm that you will include the information required by Item 1110 of Regulation AB for any originators that originate or are expected to originate more than 10% or 20% of the pool assets. Please also confirm that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

The Sponsor and Servicer

12. We note that Ryder Truck Rental, Inc. is both the sponsor of and the servicer for the leases. Please provide the size, composition, and growth of Ryder Truck Rental, Inc.'s portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience unless provided elsewhere in the prospectus. Refer to Items 1104(c) and 1108(b) of Regulation AB, respectively.

13. We note that there have been no defaults with respect to your public securitizations. Please also include a statement as to whether Ryder Truck Rental, Inc. experienced a default in its private securitization.

Appendix A
Static Pool Information

14. Please provide your delinquency experience information in 30 day buckets. In this regard, we note your initial delinquency experience bucket in this section for each of the three transactions is 45-59 days delinquent. Please revise accordingly. Refer to Item 1100(b) of Regulation AB.

Base Prospectus

The Leases
Residuals

15. Please expand your disclosure to provide more information regarding the parties that will perform the disposal process, including the experience of such party, any affiliations and any compensation arrangements. Refer to Item 1111(d)(2)(iii) of Regulation AB.

The Administration Agreement
Custody of Lease Documents and Certificates of Title

16. We note that Ryder Truck Rental, Inc. will be the custodian of the leases and all related documents. Please describe the material arrangements regarding the safekeeping and preservation of these files by the servicer. Refer to Item 1108(c)(7) of Regulation AB.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Reed D. Auerbach, Esq.
        McKee Nelson LLP
        Fax: (917) 777-4299